Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金 山 云 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the “Board”) of directors (the “Directors”) of Kingsoft Cloud Holdings Limited (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (collectively, the “Group”) for the six months ended June 30, 2026 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2025. These unaudited condensed consolidated financial statements for the six months ended June 30, 2026 have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee of the Company (the “Audit Committee”).

In this announcement, “we”, “us”, and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL HIGHLIGHTS

	For the six months ended June 30,		Year-on-year Change
	2025	2026
	RMB’000	RMB’000%
Revenues	4,319,204	5,775,698	33.7%
Gross profit	657,163	811,957	23.6%
Loss before income taxes	(761,389)	(415,109)	(45.5)%
Net loss	(772,973)	(436,697)	(43.5)%
Net loss attributable to Kingsoft Cloud Holdings Limited	(771,391)	(436,898)	(43.4)%

NON-GAAP FINANCIAL MEASURES

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the U.S. In evaluating our business, we have considered and used certain non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating (loss) profit, Non-GAAP operating (loss) profit margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP financial measures may differ from those used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Financial Measures)

We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. The following tables reconcile our Non-GAAP gross profit (margin) (Non-GAAP Financial Measures) for the six months ended June 30, 2025 and 2026 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,
	2025	2026	2026
	RMB’000	RMB’000	US$’000
Gross profit	657,163	811,957	119,667
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	21,077	11,161	1,645
Adjusted gross profit (Non-GAAP Financial Measure)	678,240	823,118	121,312

	For the six months ended June 30,
	2025	2026
Gross margin	15.2%	14.1%
Adjusted gross margin (Non-GAAP Financial Measure)	15.7%	14.3%

Adjusted Net Loss (Margin), Adjusted EBITDA (Margin) and Adjusted Operating (Loss) Profit (Margin) (Non-GAAP Financial Measures)

We define Non-GAAP net loss as net loss excluding share-based compensation expenses and foreign exchange loss, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating (loss) profit as operating loss excluding share-based compensation expenses and amortization of intangible assets, and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure), adjusted EBITDA (margin) (Non-GAAP Financial Measure) and adjusted operating (loss) profit (margin) (Non-GAAP Financial Measure) for the six months ended June 30, 2025 and 2026 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the six months ended June 30,
	2025	2026	2026
	RMB’000	RMB’000	US$’000
Net Loss	(772,973)	(436,697)	(64,363)
Adjustments:
– Share-based compensation expenses	251,467	119,831	17,661
– Foreign exchange loss	30,475	19,900	2,933

Adjusted net loss (Non-GAAP Financial Measure)	(491,031)	(296,966)	(43,769)

Adjustments:
– Interest income	(16,466)	(57,950)	(8,541)
– Interest expense	207,566	320,361	47,215
– Income tax expense	11,584	21,588	3,182
– Depreciation and amortization	1,012,922	1,860,927	274,267

Adjusted EBITDA (Non-GAAP Financial Measure)	724,575	1,847,960	272,354

– Gain on disposal of property and equipment	(7,818)	(35,024)	(5,162)

Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	716,757	1,812,936	267,192

	For the six months ended June 30,
	2025	2026	2026
	RMB’000	RMB’000	US$’000
Operating loss	(561,188)	(143,109)	(21,093)
Adjustments:
– Share-based compensation expenses	251,467	119,831	17,661
– Amortization of intangible assets	87,532	87,422	12,884

Adjusted operating (loss) profit (Non-GAAP Financial Measure)	(222,189)	64,144	9,452

– Gain on disposal of property and equipment	(7,818)	(35,024)	(5,162)

Excluding gain on disposal of property and equipment, normalized Adjusted operating (loss) profit	(230,007)	29,120	4,290

	For the six months ended June 30,
	2025	2026
Net loss margin	(17.9)%	(7.6)%
Adjusted net loss margin (Non-GAAP Financial Measure)	(11.4)%	(5.1)%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	16.8%	32.0%
Normalized Adjusted EBITDA margin	16.6%	31.4%
Adjusted operating (loss) profit margin (Non-GAAP Financial Measure)	(5.1)%	1.1%
Normalized Adjusted operating (loss) profit margin	(5.3)%	0.5%

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We continue to uphold the principle of high-quality and sustainable development and “build success based on technology and innovation”. We forge our reputation throughout the entire business process with customer centricity, while enhancing our business and operations management.

During the Reporting Period, total revenues reached RMB5,775.7 million (US$851.2 million), increased by 33.7% from RMB4,319.2 million in the same period last year. Revenues from public cloud services were RMB4,353.9 million (US$641.7 million) and revenues from enterprise cloud services were RMB1,421.8 million (US$209.5 million). Gross profit was RMB812.0 million (US$119.7 million), increased by 23.6% from RMB657.2 million in the first half of 2025. Gross margin was 14.1%, compared with 15.2% in the same period of 2025. Non-GAAP gross profit was RMB823.1 million (US$121.3 million), increased by 21.4% from RMB678.2 million in the same period of 2025. Non-GAAP gross margin was 14.3%, compared with 15.7% in the same period of 2025. Adjusted EBITDA achieved RMB1,848.0 million (US$272.4 million), increased by 155.0% from RMB724.6 million in the same period of 2025. Adjusted EBITDA margin was 32.0%, increased by 15.2 percentage points from 16.8% in the same period of 2025.

Products and Industry-Specific Solutions

We provide a full suite of cloud products based on our extensive infrastructure, and develop our industry solutions based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware, SaaS applications, AI cloud capabilities and deployment services, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, financial service and enterprise service, among others.

While upholding the principle of “building success based on technology and innovation”, we constantly iterate our products at a fast pace to create a top-notch customer experience with our core products. During the Reporting Period, our StarFlow Platform expanded its model ecosystem in response to multimodal requirements. Our API service has added speech recognition and speech generation models, expanded image and video generation models, and improved user management. The StarFlow Platform was optimized to enhance resource utilization flexibility in training and fine-tuning, reducing R&D teams’ operation and maintenance costs. To meet the demand for AI agents, we launched Agent Engine for efficient agent development, deployment, and management, and introduced one-click agent deployment on cloud hosts. Also, Star Origin AgentKit platform was launched, offering a full-stack foundation covering security sandboxes, knowledge and memory. To address the growing private AI cloud deployment demand, our Galaxy Stack Platform has integrated StarFlow and security modules, completing a full-stack, closed-loop private AI cloud deployment solution as well as optimizing domestic chips.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of June 30, 2026, we owned two data centers and around 102,900 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include Internet Data Center (IDC) operators, telecommunication operators, server providers and network consumables suppliers in China.

Adhering to our business plan, we prudently allocate our capital expenditure into strategic areas and focus on improving our efficiencies, and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge. During the Reporting Period, our capital expenditures and leased assets obtained in combination amounted to RMB6,242.1 million (US$920.0 million), compared with RMB4,945.6 million in the same period of 2025.

Looking forward, we will keep embracing the increasing cloud demands brought by AI training and inference, improving our efficiencies and optimizing our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

Research and Development

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

During the Reporting Period, our research and development expenses were RMB383.2 million (US$56.5 million) and our research and development personnel reached 1,114 as of June 30, 2026.

Business Outlook

Looking ahead to the second half of the year, we will maintain our high-quality and sustainable development strategy. We will keep investing into technology and enhance our AI cloud capabilities in all aspects. Meanwhile, we will actively embrace the cloud demands from Xiaomi and Kingsoft Ecosystem in the AI era. We aim to create value for our customers, shareholders, employees and society continually.

MANAGEMENT DISCUSSION AND ANALYSIS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Revenues:
Public cloud services	2,978,788	4,353,918	641,688
Enterprise cloud services	1,340,416	1,421,780	209,544

Total revenues	4,319,204	5,775,698	851,232

Cost of revenues	(3,662,041)	(4,963,741)	(731,565)

Gross profit	657,163	811,957	119,667
Operating expenses:
Selling and marketing expenses	(276,334)	(236,906)	(34,916)
General and administrative expenses	(521,562)	(334,934)	(49,363)
Research and development expenses	(420,455)	(383,226)	(56,481)

Total operating expenses	(1,218,351)	(955,066)	(140,760)

Operating loss	(561,188)	(143,109)	(21,093)
Interest income	16,466	57,950	8,541
Interest expense	(207,566)	(320,361)	(47,215)
Foreign exchange loss	(30,475)	(19,900)	(2,933)
Other gain, net	4,864	10,933	1,611
Other income (expense), net	16,510	(622)	(92)

Loss before income taxes	(761,389)	(415,109)	(61,181)
Income tax expense	(11,584)	(21,588)	(3,182)

Net loss	(772,973)	(436,697)	(64,363)
Less: net (loss) income attributable to non-controlling interests	(1,582)	201	30

Net loss attributable to Kingsoft Cloud Holdings Limited	(771,391)	(436,898)	(64,393)

Total Revenues reached RMB5,775.7 million (US$851.2 million), representing an increase of 33.7% from RMB4,319.2 million in the same period of 2025. The increase was mainly due to revenue growth from AI-related customers, supported by continued upgrades to our AI infrastructure and product offerings, as well as revenue growth from enterprise cloud projects.

•	Revenues from public cloud services increased by 46.2% to RMB4,353.9 million (US$641.7 million), compared with RMB2,978.8 million in the same period of 2025. The year-over-year increase was mainly driven by growing demand for AI cloud services while our other public cloud services also maintained solid growth.

•	Revenues from enterprise cloud services were RMB1,421.8 million (US$209.5 million), representing an increase of 6.1% from RMB1,340.4 million in the same period of 2025. The year-over-year increase was mainly driven by the increase of enterprise projects.

Cost of revenues were RMB4,963.7 million (US$731.6 million), representing an increase of 35.5% from RMB3,662.0 million in the same period of 2025. We continue to enhance our cost control measures. IDC costs increased by 24.6% year-over-year from RMB1,525.9 million to RMB1,901.2 million (US$280.2 million) in the first half of 2026. The increase was mainly due to the growing demands for infrastructure, which was in line with our AI cloud business expansion, as well as other public cloud services growth brought by AI. Depreciation and amortization costs increased by 91.6% from RMB930.5 million to RMB1,782.6 million (US$262.7 million) in the first half of 2026. The increase was mainly due to the depreciation of newly acquired and leased servers, and network equipment which were mainly related to AI cloud business. Solution development and services costs increased by 8.6% from RMB1,069.0 million to RMB1,160.5 million (US$171.1 million) in the first half of 2026. Fulfilment costs and other costs were RMB16.9 million (US$2.5 million) and RMB102.5 million (US$15.1 million), respectively in the first half of 2026.

Gross profit was RMB812.0 million (US$119.7 million), representing an increase of 23.6% from RMB657.2 million of the same period of 2025. The increase was mainly due to the expansion of our revenue scale, especially the intelligent computing services. Gross margin was 14.1%, compared with 15.2% in the same period of 2025. The decrease was mainly due to increasing depreciation costs. Non-GAAP gross profit was RMB823.1 million (US$121.3 million), compared with RMB678.2 million in the same period of 2025. Non-GAAP gross margin was 14.3%, compared with 15.7% in the same period of 2025.

Total operating expenses were RMB955.1 million (US$140.8 million), compared with RMB1,218.4 million in the same period of 2025. Among which:

•	Selling and marketing expenses were RMB236.9 million (US$34.9 million), compared with RMB276.3 million in the same period of 2025. The year-over-year decrease was mainly due to the decrease in share-based compensation and personnel costs.

•	General and administrative expenses were RMB335.0 million (US$49.4 million), compared with RMB521.6 million in the same period of 2025. The decrease was mainly due to the decrease of credit loss expenses and share-based compensation.

•	Research and development expenses were RMB383.2 million (US$56.5 million), compared with RMB420.5 million in the same period of 2025, which was mainly due to the decrease in share-based compensation and personnel costs.

Operating loss was RMB143.1 million (US$21.1 million), compared with operating loss of RMB561.2 million in the same period of 2025.

Net loss was RMB436.7 million (US$64.4 million), significantly narrowed from net loss of RMB773.0 million in the same period of 2025.

Non-GAAP net loss was RMB297.0 million (US$43.8 million), decreased compared with net loss of RMB491.0 million in the same period of 2025.

Non-GAAP EBITDA arrived at RMB1,848.0 million (US$272.4 million), increased by 155.0% from RMB724.6 million in the same period of 2025. Non-GAAP EBITDA margin was 32.0% in the first half of 2026, compared with 16.8% in the same period of 2025.

Basic and diluted net loss per share was RMB0.10 (US$0.01), compared with RMB0.20 in the same period of 2025.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, proceeds from follow-on offering and concurrent private placement with Kingsoft Corporation in 2025, and proceeds from financing facilities such as borrowings from third parties and related parties, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors.

As of June 30, 2026, substantially all of our cash and cash equivalents were located in the Chinese Mainland and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of June 30, 2026, our cash and cash equivalents amounted to RMB4,674.3 million (US$688.9 million), representing a decrease of 22.3% from RMB6,018.0 million of December 31, 2025.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

As at June 30, 2026, the Group’s gearing ratio, representing total liabilities divided by total assets, was 71.0%, compared with 65.2% as at December 31, 2025.

MATERIAL INVESTMENTS

As of June 30, 2026, the Group did not hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2026). As of June 30, 2026, the Group did not have any future plans for material investments and capital assets.

CONTINGENT LIABILITIES

As of June 30, 2026, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITION AND DISPOSALS

The Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures during the Reporting Period.

EMPLOYEES AND REMUNERATION POLICIES

The Company had 14,394 employees as of June 30, 2026, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function:

Function	Number of Employees	Percentage
Research and development	1,114	8%
Sales and marketing	390	3%
General and administrative	783	5%
Solution development and services	12,107	84%

Total	14,394	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We maintain continuous investment in talent development, focusing on strategic reserves of cloud computing and AI specialists. We have established three-layer talents structure and provide various training programs, from senior management, “high-potential” talents to campus recruits. Guided by our principle of “High quality and sustainable development”, we continuously shape our culture of “People-oriented, technology-driven, reputation-first, and governance-focused”.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

Save as disclosed below, during the Reporting Period, we have complied with the code provisions of the Corporate Governance Code (the “CG Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities (the “Hong Kong Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Pursuant to code provision C.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. On March 25, 2026, Mr. Zou Tao, the acting chief executive officer of the Company (the “acting CEO”) was appointed as the chairman of the Board (the “Chairman”). The Board believes that it is in the interests of the Company to vest the roles of both the Chairman and the acting CEO in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired as it is adequately ensured by the Board which comprises experienced and high-calibre individuals (including non-executive Directors and independent non-executive Directors). The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted an Insider Dealing Policy (the “Insider Dealing Policy”) with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules (the “Model Code”), as its own securities dealing code to regulate all dealings by Directors, officers and employees of the Company.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Insider Dealing Policy and the Model Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, neither the Company nor any of its subsidiaries has purchased, sold, or redeemed any of the Company’s listed securities (including sale of treasury shares (as defined under the Hong Kong Listing Rules)).

As of June 30, 2026, there were no treasury shares (as defined under the Hong Kong Listing Rules) held by the Company.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period which may have a material adverse effect on the Group’s operation. The Directors are also not aware of any such material litigation or claims that were pending or threatened against the Group during the Reporting Period.

AUDIT COMMITTEE

The Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2026. The Audit Committee has agreed on the accounting policies and practices adopted by the Company and discussed matters with respect to financial reporting matters with senior management members of the Company.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2026 and up to the date of this announcement.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

SAFE HARBOR STATEMENT

This interim results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this preliminary results announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

FINANCIAL INFORMATION

The Board announces the unaudited condensed consolidated financial statements for the six months ended June 30, 2026, with the comparative figures for the corresponding period in 2025 as follows:

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	Notes	2025	2026	2026
		RMB	RMB	US$
Revenues:
Public cloud services	3	2,978,788	4,353,918	641,688
Enterprise cloud services	3	1,340,416	1,421,780	209,544

Total revenues		4,319,204	5,775,698	851,232

Cost of revenues		(3,662,041)	(4,963,741)	(731,565)

Gross profit		657,163	811,957	119,667
Operating expenses:
Selling and marketing expenses		(276,334)	(236,906)	(34,916)
General and administrative expenses		(521,562)	(334,934)	(49,363)
Research and development expenses		(420,455)	(383,226)	(56,481)

Total operating expenses		(1,218,351)	(955,066)	(140,760)

Operating loss		(561,188)	(143,109)	(21,093)
Interest income		16,466	57,950	8,541
Interest expense		(207,566)	(320,361)	(47,215)
Foreign exchange loss		(30,475)	(19,900)	(2,933)
Other gain, net	3	4,864	10,933	1,611
Other income (expense), net	3	16,510	(622)	(92)

Loss before income taxes		(761,389)	(415,109)	(61,181)
Income tax expense	5	(11,584)	(21,588)	(3,182)

Net loss		(772,973)	(436,697)	(64,363)
Less: net (loss) income attributable to non-controlling interests		(1,582)	201	30

Net loss attributable to Kingsoft Cloud Holdings Limited		(771,391)	(436,898)	(64,393)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	Notes	2025	2026	2026
		RMB	RMB	US$
Net loss per share:
Basic and diluted	6	(0.20)	(0.10)	(0.01)
Shares used in the net loss per share computation:
Basic and diluted	6	3,869,381,978	4,558,929,811	4,558,929,811
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		50,918	(103,606)	(15,270)

Comprehensive loss		(722,055)	(540,303)	(79,633)

Less: Comprehensive (loss) income attributable to non-controlling interests		(1,594)	201	30

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited		(720,461)	(540,504)	(79,663)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	Dec 31, 2025	Jun 30, 2026	Jun 30, 2026
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		6,018,043	4,674,330	688,911
Restricted cash		99,194	54,963	8,101
Accounts receivable, net	4	1,740,472	2,433,175	358,606
Prepayments and other assets		2,592,314	3,116,516	459,317
Amounts due from related parties		573,396	702,453	103,529

Total current assets		11,023,419	10,981,437	1,618,464

Non-current assets:
Property and equipment, net		10,094,870	13,725,293	2,022,858
Intangible assets, net		532,769	445,819	65,706
Goodwill		4,605,724	4,605,724	678,800
Prepayments and other assets		139,836	419,048	61,760
Equity investments		234,166	336,495	49,593
Operating lease right-of-use assets		98,405	189,754	27,966

Total non-current assets		15,705,770	19,722,133	2,906,683

Total assets		26,729,189	30,703,570	4,525,147

LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	2,014,453	2,425,273	357,441
Accrued expenses and other current liabilities		3,222,429	3,792,735	558,981
Short-term borrowings		3,348,279	3,256,926	480,011
Income tax payable		73,310	67,751	9,985
Amounts due to related parties		721,932	1,221,055	179,961
Current operating lease liabilities		40,941	96,996	14,295

Total current liabilities		9,421,344	10,860,736	1,600,674

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	Dec 31, 2025	Jun 30, 2026	Jun 30, 2026
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings		3,023,538	3,424,480	504,706
Amounts due to related parties		2,212,325	3,217,952	474,267
Deferred tax liabilities		61,914	61,273	9,031
Other liabilities		2,645,895	4,161,172	613,282
Non-current operating lease liabilities		51,139	83,245	12,269

Total non-current liabilities		7,994,811	10,948,122	1,613,555

Total liabilities		17,416,155	21,808,858	3,214,229

Shareholders’ equity:
Ordinary shares		30,888	30,888	4,552
Treasury shares		(31,068)	(6,222)	(917)
Additional paid-in capital		24,073,006	24,170,141	3,562,238
Statutory reserves funds		51,661	51,661	7,614
Accumulated deficit		(15,247,868)	(15,684,766)	(2,311,648)
Accumulated other comprehensive income		440,407	336,801	49,638

Total Kingsoft Cloud Holdings Limited shareholders’ equity		9,317,026	8,898,503	1,311,477
Non-controlling interests		(3,992)	(3,791)	(559)

Total equity		9,313,034	8,894,712	1,310,918

Total liabilities, non-controlling interests and shareholders’ equity		26,729,189	30,703,570	4,525,147

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Net cash generated from operating activities	1,041,744	3,384,844	498,864
Net cash used in investing activities	(1,378,225)	(4,542,861)	(669,535)
Net cash generated from (used in) financing activities	3,102,559	(102,031)	(15,038)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	20,949	(127,896)	(18,848)

Net increase (decrease) in cash, cash equivalents and restricted cash	2,787,027	(1,387,944)	(204,557)
Cash, cash equivalents and restricted cash at beginning of period	2,730,101	6,117,237	901,569

Cash, cash equivalents and restricted cash at end of period	5,517,128	4,729,293	697,012

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	CORPORATE INFORMATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities (“VIEs”), and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in Chinese Mainland, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company completed its IPO and follow-on offering on Nasdaq in May and September 2020, respectively and completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in December 2022. The Company completed the follow-on offering of American Depositary shares and ordinary shares in April and October 2025, and the concurrent private placement to Kingsoft Corporation Limited in June 2025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosure normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The unaudited condensed consolidated financial statements and related notes are presented in RMB and all values are rounded to the nearest thousand (RMB’000) except when otherwise indicated.

(b)	Going concern consideration

The Group’s unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

During the six months ended June 30, 2026, the Group incurred net loss of RMB436,697 (US$64,363). As of June 30, 2026, the Group had an accumulated deficit and net current assets of RMB15,684,766 (US$2,311,648) and RMB120,701 (US$17,790), respectively. The Group has primarily funded the operations as well as the capital expenditures through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of the operating loss of the Group and the significant capital expenditures required for the expansion of operations of the Group, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of June 30, 2026, the Group had cash, cash equivalents and restricted cash of RMB4,729,293 (US$697,012). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on above, management believes that the going concern basis of preparation is supported. Therefore, the unaudited condensed consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

(c)	Principles of consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the Group’s unaudited condensed consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable and contract assets, impairment of goodwill and impairment of long-lived assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

(e)	Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.7851 per US$1.00 on June 30, 2026 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM considers budget to actual comparisons of consolidated net loss on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons of consolidated net loss to make decisions aligned with the Group’s strategic initiatives and capital allocation priorities. Significant expenses reviewed by the CODM include those that are presented in the unaudited interim condensed consolidated statements of comprehensive loss. The measure of segment assets is reported on the unaudited interim condensed consolidated balance sheet as total consolidated assets.

A majority of the Group’s revenues were generated from Chinese Mainland and a majority of the long-lived assets of the Group are located in Chinese Mainland, and therefore, no geographical segments are presented.

3.	REVENUES, OTHER GAIN, NET AND OTHER INCOME (EXPENSE), NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Public cloud services recognized over time	2,978,788	4,353,918	641,688

Enterprise cloud services:
Recognized at a point in time	108,681	89,210	13,148
Recognized over time	1,231,735	1,332,570	196,396
	1,340,416	1,421,780	209,544
	4,319,204	5,775,698	851,232

The following table presents the Group’s other gain, net:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Share of losses from an equity method investment	(1,828)	(3,016)	(445)
Gross unrealized gain on equity investments held	–	23,246	3,426
Changes in fair value of currency swap	6,692	(9,297)	(1,370)
	4,864	10,933	1,611

The following table presents the Group’s other income (expense), net:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Government grants	24,616	8,372	1,234
Income from ADS Reimbursement	11,070	–	–
Value added tax transferred out	(17,145)	(12,783)	(1,884)
Others	(2,031)	3,789	558
	16,510	(622)	(92)

4.	ACCOUTS RECEIVABLE, NET

	As at
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB (unaudited)	US$ (unaudited)
Accounts receivable	1,839,894	2,564,036	377,892
Allowance for credit losses	(99,422)	(130,861)	(19,286)

Accounts receivable, net	1,740,472	2,433,175	358,606

An aging analysis of the accounts receivable as at the end of the reporting period, based on the past due date and net of provisions, is as follows:

	As at
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB (unaudited)	US$ (unaudited)
Not yet due	1,123,859	1,460,794	215,294
Within 3 months	335,166	537,391	79,202
Between 4 months and 6 months	151,589	234,473	34,557
Between 7 months and 1 year	77,316	123,706	18,232
More than 1 year	52,542	76,811	11,321

Accounts receivable, net	1,740,472	2,433,175	358,606

5.	TAXATION

(a)	Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Chinese Mainland

The Group’s Chinese Mainland entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s Chinese Mainland entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Chinese Mainland that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Chinese Mainland	(671,686)	(471,516)	(69,494)
Non-Chinese Mainland	(89,703)	56,407	8,313
	(761,389)	(415,109)	(61,181)

The current and deferred components of income tax expense appearing in the unaudited condensed consolidated statements of comprehensive loss are as follows:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Current income tax expense	31,977	22,229	3,276
Deferred income tax benefit	(20,393)	(641)	(94)

Income tax expense	11,584	21,588	3,182

6.	LOSS PER SHARE

Basic and diluted loss per share during the periods are calculated as follows:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Numerator:	(771,391)	(436,898)	(64,393)
Net loss attributable to ordinary shareholders – basic and diluted

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	3,869,381,978	4,558,929,811	4,558,929,811

Basic and diluted loss per share	(0.20)	(0.10)	(0.01)

For the six months ended June 30, 2026 and 2025, the effects of unexercised options and unvested awarded shares were excluded from the computation of diluted loss per share for the periods as their effects would be anti-dilutive.

7.	DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2026 and 2025.

8.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable as at the end of the Reporting Period, based on the invoice date, is as follows:

	As at
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB (unaudited)	US$ (unaudited)
Within 3 months	689,950	1,086,639	160,151
Between 4 months and 1 year	607,944	523,140	77,101
More than 1 year	716,559	815,494	120,189
	2,014,453	2,425,273	357,441

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.ksyun.com). The interim report for the six months ended June 30, 2026 will be made available for review on the same websites in due course and be dispatched to the Company’s shareholders, if necessary.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director
and acting Chief Executive Officer

Hong Kong, August 19, 2026

As at the date of this announcement, the Board comprises Mr. Zou Tao as Chairman and executive director, Mr. Qu Heng and Mr. Zhang Duo as non-executive directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.